Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
January 31, 2011

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On January 11, 2011, CityWire published an article including information from an interview with Sal Gilbertie, President of Teucrium Trading, LLC, entitled “Investors clash over volatility in commodities.”  A copy of the article is set forth below.

CityWire is a UK-based publication focusing on personal money management.  It is owned by CityWire Financial Publishers Ltd, and in 2001 Thomson Reuters purchased a quarter of the company, according to CityWire’s published information. CityWire, CityWire Financial Publishers, and Thomson Reuters are wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment to CityWire, CityWire Financial Publishers, or Thomson Reuters or given any consideration to in connection with the article below or any other matter published by these entities concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

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Investors clash over volatility in commodities

by Amy Williams on Jan 11, 2011 at 14:27

Commodities - both hard and soft - have seen huge trading volumes of late as investors seek out ever more ways to capitalise on emerging market growth. But speculative money flows are creating high levels of volatility, something one expert believes is 'scary'.

Steven Williams is a volatility strategist and commodities expert at New York based agency broker-dealer Louis Capital Markets (LCM). From January 2009 to December 2010 he has seen commodities ETF flows double, but far from being excited about the asset class’ potential, he is concerned about the impact speculative money is having on smaller commodity markets such as sugar. Put simply, he does not think they can handle the sheer volume of assets flowing into them.

‘Commodities are going to be incredibly volatile going forwards, it scares me, I feel as if global commodities have gotten ahead of issues of debt, I don’t see how the current volumes are going to be curtailed,’ he said.

Greater demand is also creating pricing anomalies to an extent Williams has not witnessed before. ‘We’re seeing massive market dislocations; you can literally see that the macro funds just don’t know what to do. They’re asking themselves what is going to rally next. This is a whole new world, there are so many pricing anomalies based on liquidity, so many traders are jumping into markets that they aren’t accustomed to.’

Williams highlights the recent 10% move in sugar as a case in point, where he says the move was akin to ‘dropping 300 gallons of water in a 30 gallon sink.’

The abnormal activity does not end there, with the volatility specialist pointing out that gold stocks have started to mirror the actual commodity. He thinks the same is also true for copper with producer FTX now often traded as a proxy for the metal.

‘I would like to see less of this convergence, a world with less correlation, more of a stock pickers market,’ said Williams. The catalyst for entering this kind of environment lies in better economic conditions and with improving data coming out of the US, he thinks we may be nearing this turning point.

In the meantime, with investor appetite for commodities undimmed, how can demand be mitigated against volatility risk? ‘It’s a difficult problem to fix, the Commodity Futures Trading Commission (CFTC) is proposing enforcing position limits but my concern is that if they do come in, their reforms may well increase volatility,' Williams said.

Sal Gilbertie, the co-founder of Vermont based Teucrium Trading and lead manager of the Teucrium Corn Fund ETF - launched in June 2010 as the first pure play, single agricultural commodity ETF in the US -  has a different perspective on the volatility threat.

‘You’ve got to allow money to flow into commodities, if government intervention prohibits this flow, that’s really dangerous. Time and time again we’ve seen it; you get more volatile prices and shortages,’ he told Citywire.

‘I’ve been investing in commodities for over three decades and they are always volatile, they’re volatile by nature as they’re directly affected by supply and demand, by macro and political events,' he said.

He disagrees with Williams’ view that speculative money flows are causing increased volatility in the sector. ‘There is no empirical or anecdotal evidence to suggest that speculative money into agricultural commodities causes prices to go up, in metals they do go up yes, but not in soft commodities. Instead the money goes into the forward curve, without the speculator you don’t get the production,' he said.

To emphasise this point Gilbertie revealed that the Corn ETF he runs is already holding December 2011 corn contracts. 'That corn isn't planted yet but at $5 a bushel, the farmer says "I'll take that" and everybody's happy.'

Gilbertie views commodities as a long term story that investors cannot afford to avoid. ‘Over the past 25 years about one billion people moved into the middle class and in the next 5-10 years three billion more people will enter into it; that’s a stunning statistic so the only way to mitigate the coming global stress on the entire natural resource sector is to throw cash and resources at it,’ he said.

‘Commodities therefore as an investment class are undeniable; the simple flow of smart money into them is proving that. Anyone who intelligently manages money is going to have to put it directly into the commodity sector.’